AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AUGUST ENERGY CORP.", CHANGING ITS NAME FROM "AUGUST ENERGY CORP." TO "CANYON GOLD CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF MARCH, A.D. 2011, AT 6:29 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

2899854   8100

110323669

AUTHENTICATION: 8641188

DATE: 03-22-11

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:29 PM 03/21/2011
FILED 06:29 PM 03/21/2011
SRV 110323669 - 2899854 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

of

AUGUST ENERGY CORP.

The undersigned officer of August Energy Corp. (AENC), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY as follows:

FIRST: That at a meeting of the Board of Directors of
AUGUST ENERGY CORP.
resolutions were duly adopted setting forth proposed changes to the Corporation's Name; its Capitalization and its Issued and Outstanding common shares, declaring said change to be advisable and seeking the consent without meeting of a majority of the shareholders of said corporation to adopt such change of the issued and outstanding stock. The resolution setting forth the proposed change is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Articles thereof numbered "One and Four" so that, as amended said Articles shall be and read as follows:

Article One:
  a) the name of the Corporation is: "**CANYON GOLD CORP.**"

Article Four:
  b) the total number of Common Shares of stock which the corporation shall have authority to issue shall be two hundred million (200,000,000) and the par value of each share shall be $0.0001; and

  c) the total number of Preferred Shares of Stock which the corporation shall have authority to issue shall be twenty million (20,000,000) and the par value of each share shall be $0.0001, and the corporation shall be authorized to designate the 20,000,000 Preferred Shares in various Series with rights and preferences as decided by the board of directors of the Corporation; and

  d) upon the filing and effectiveness (the "Effective Time") pursuant to the General Corporation Law of the State of Delaware (the "DGCL") of this certificate of amendment to the certificate of incorporation of the Corporation, with the consent of a majority of the shareholders of the corporation, each Five Hundred Shares of the Corporation's common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be combined into One (1) validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, with fractional share rounded up. (the "Reverse Stock Split" (1:500)); and

  e) afore going reverse split shall solely effect the issued stock and shall have no effect on the corporation's capitalization

SECOND: That thereafter, pursuant to resolution of its Board of Directors, stockholders with a total of 56.68% of the issued and outstanding shares of the corporation, having not less than the minimum number of votes required to authorize such action, consented without a meeting in writing to the above Reverse Split.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed

this 21st day of March 2011.

By: _____
Authorized Officer

Title: President, Director and CEO
Name: Delbert G. Blewett, Authorized Officer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VITA BIOTECH CORPORATION", CHANGING ITS NAME FROM "VITA BIOTECH CORPORATION" TO "AUGUST ENERGY CORP.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF MAY, A.D. 2004, AT 11:30 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

2899854 8100

040394849

AUTHENTICATION: 3164918

DATE: 06-10-04

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:25 PM 27/05/2004
040437536 - 2899854

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Vita Biotech Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY as follows:

FIRST: That at a meeting of the Board of Directors of said corporation, resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and by written consent of a majority of the corporations shareholders following resolution was adopted:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article I thereof so that, as amended said Article shall be and read as follows:

The name of the Corporation is: **"AUGUST ENERGY CORP."**

SECOND: That thereafter, pursuant to resolution of its Board of Directors, stockholders with a total of 65.03% of the issued and outstanding shares of the corporation, having not less than the minimum number of votes required to authorize such action, consented without a meeting in writing to the above name change.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Ian Lambert, its President, Secretary and Chairman, as of this 27th day of May 2004.

By: ______________________
Ian Lambert, President, Secretary and Chairman

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BLACK DRAGON ENTERTAINMENT, INC.", CHANGING ITS NAME FROM "BLACK DRAGON ENTERTAINMENT, INC." TO "VITA BIOTECH CORPORATION", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2002, AT 11:39 O'CLOCK A.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2899854   8100

AUTHENTICATION: 3561146

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:39 AM 07/31/2002
020487559 - 2899854

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

******

Black Dragon Entertainment, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of said corporation, resolutions were duly adopted by the unanimous written consent of its members, setting forth proposed amendments to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stock holders of said corporation for consideration thereof. The resolution setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the name of the corporation, Article I thereof, so that, as amended, said Article shall be and read in its entirety as follows:

"The name of the Corporation is Vita Biotech Corporation."

RESOLVED, that the Certificate of Incorporation of this corporation be amended by the addition of the following provision to Article IV thereof, so that, as amended, said Article shall be read in its entirety as follows:

"The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (100,000,000) shares of which Eighty Million (80,000,000) shares with a par value of One Tenth of One Mil ($.0001) each, amounting to Eight Thousand Dollars ($8,000) are Common Stock and Twenty Million (20,000,000) shares with a par value of One Twenty of One Mil ($.0001) each, amounting to Two Thousand ($2,000) are Preferred Stock.

Simultaneously with the effective date of this amendment (the "Effective Date"), each share of the Company's Common Stock, par value $.0001 per share, issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically and without any action on the part of the record holder thereof be reclassified as and changed into one-twentieth (1/20) of a share (the "New Common Stock"), subject to the treatment of fractional share interests as described below. Each record holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old

Certificates", whether one or more) shall be entitled to receive upon surrender of such Old Certificates to the Company's Exchange Agent for cancellation, a certificate or certificates (the "New Certificates", whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered, are reclassified under the terms hereof. A record holder of Old Certificates shall receive, in lieu of any fraction of a share of New Common Stock to which the record holder would otherwise be entitled, one full share. If more than one Old Certificate shall be surrendered at one time for the account of the same record stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company's Exchange Agent determines that a record holder of Old Certificates has not tendered all of his certificates for exchange, the Exchange Agent shall carry forward any fractional share until all certificates of that record holder have been presented for exchange such that issuance for fractional shares to any one person shall not exceed one full share. If any New Certificate is to be issued in the name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Exchange Agent that such taxes are not payable. From and after the Effective Date, the amount which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified, until thereafter reduced or increase in accordance with applicable law."

SECOND: That thereafter, pursuant to resolution of the Board of Directors of said corporation, adopted by unanimous written consent, and in accordance with Section 141 of the General Corporation La of Delaware, a meeting was held, at which meeting the necessary number of shares required by statute were voted in favor of the amendments.

THIRD: That the aforesaid amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendments.

BY: _____

NAME: _IAN LAMBERT_
        SECRETARY/DIRECTOR



Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MAYNE INTERNATIONAL, LTD.", CHANGING ITS NAME FROM "MAYNE INTERNATIONAL, LTD." TO "BLACK DRAGON ENTERTAINMENT, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF SEPTEMBER, A.D. 2000, AT 1 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2899854 8100

AUTHENTICATION: 3561145

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:00 PM 09/05/2000
[illegible]

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/27/1998
981204078 - 2899854

CERTIFICATE OF INCORPORATION

OF

MAYNE INTERNATIONAL, LTD.

FIRST. The name of this corporation shall be:

MAYNE INTERNATIONAL, LTD.

SECOND. Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is CORPORATE AGENTS, INC.

THIRD. The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (100,000,000) shares of which Eighty Million (80,000,000) shares with a par value of One Tenth of One Mil ($.0001) each, amounting to Eight Thousand Dollars ($8,000) are Common Stock and Twenty Million (20,000,000) shares with a par value of One Tenth of One Mil ($.0001) each, amounting to Two Thousand ($2,000) are Preferred Stock.

FIFTH. The name and mailing address of the incorporator is as follows:

Stacie Keffer
Corporate Agents, Inc.
1013 Centre Road
Wilmington, DE 19805

SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twenty-seventh day of May, A.D. 1998.

Stacie Keffer

Stacie Keffer